Filed pursuant to Rule 424(b)(3)
Registration No. 333-136778
Carrizo Oil & Gas, Inc.
Supplement No. 1 dated December 22, 2006
To Prospectus dated November 16, 2006

This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Carrizo Oil & Gas, Inc. dated November 16, 2006 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update for recent developments regarding our financing arrangements. This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus. This Supplement is qualified by reference to the Prospectus, except to the extent that the information in this Supplement updates and supersedes the information contained in the Prospectus.

You should consider carefully the risk factors beginning on page 3 of the Prospectus before purchasing any shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

On December 20, 2006, we entered into an amendment, effective as of December 19, 2006, to our Second Lien Credit Agreement with Credit Suisse, as Administrative Agent and Collateral Agent (the “Agent”), the guarantors party thereto and the lenders party thereto (the “Second Lien Credit Facility”). The amendment increases the principal amount available for borrowings under the Second Lien Credit Facility from $150 million to $225 million. The amendment also includes the following, without limitation: (1) a reduction in the interest rate on each Eurodollar Loan such that it is the adjusted LIBO Rate plus a margin of 4.75%; (2) a reduction in the interest rate on each Base Rate Loan such that it is (i) the greater of the Agent’s Prime Rate and the Federal Funds Effective Rate plus 0.5%, plus (ii) a margin of 3.75%; (3) an adjustment to the minimum quarterly interest coverage ratio such that it is 2.75 to 1.0 through and including December 31, 2007 and 3.0 to 1.0 thereafter; (4) an adjustment to the minimum quarterly proved reserve coverage ratio such that it is 1.5 to 1.0 through December 31, 2007 and 2.0 to 1.0 thereafter; and (5) a maximum total net recourse debt to EBITDA ratio of not more than 3.75 to 1.0 through December 31, 2007 and 3.25 to 1.0 thereafter.

Funding of additional borrowings under the amendment to the Second Lien Credit Facility is subject to customary closing conditions. The Company expects borrowings to take place on January 3, 2007, with net proceeds after payment of fees of approximately $72 million. The proceeds from additional borrowings under the amendment to the Second Lien Credit Facility are expected to be used to repay outstanding indebtedness under our First Lien Facility, pay associated transaction costs, to partially fund our ongoing capital expenditures program and for other general corporate purposes.

On December 20, 2006, in connection with the execution of the amendment to our Second Lien Credit Facility, we entered into an amendment effective as of December 19, 2006 to our first lien credit facility with JPMorgan Chase Bank, N.A., as Administrative Agent, the guarantors and the lenders party thereto (the “First Lien Credit Facility”). Such amendment includes, without limitation: (1) a revised borrowing base availability of $54.3 million (after the borrowings under the amendment to the Second Lien Credit Facility are made); (2) an adjustment to the maximum total net recourse debt to EBITDA ratio, such that the maximum is 3.75 to 1.0 through December 31, 2007 and 3.25 to 1.0 thereafter; and (3) the revision of other provisions and the addition of a consent which permit the additional indebtedness incurred and the liens granted under the amendment to the Second Lien Credit Facility described above.

The foregoing descriptions of the amendment to the Second Lien Credit Facility and the amendment to the First Lien Credit Facility are not complete and are qualified by reference to the complete documents. We filed the amendment to the Second Lien Credit Facility and the amendment to the First Lien Credit Facility as exhibits to a Current Report on Form 8-K we filed with the Securities and Exchange Commission on December 22, 2006. Please see “Where You Can Find More Information” in the Prospectus.

Certain statements in this Supplement, including but not limited to statements regarding funding under the Second Lien Credit Facility, benefits and effects of the amendments to the credit agreements, our capital expenditures program and the use of proceeds from the Second Lien Credit Facility and other statements that are not historical facts, are forward looking statements that are based on current expectations. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that these expectations will prove correct. Important factors that could cause actual results to differ materially from those in the forward looking statements include a determination as to the amount of borrowings to be made under the amendment to the Second Lien Credit Facility, satisfaction of conditions to funding borrowings under the amendment to the Second Lien Credit Facility, our results of operations, general market conditions and other risks described in our Form 10-K/A for the year ended December 31, 2005 and our other filings with the Securities and Exchange Commission. Please see “Forward-Looking Statements” in the Prospectus.